UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

R.O.S.E. Online Enters Europe!

Seoul, South Korea – June 20, 2005 – GRAVITY Co., Ltd. (Nasdaq: GRVY), a
leading developer and distributor of online games, today announced that R.O.S.E
Online, the second massive multiplayer online role-playing game (MMORPG)
published by Gravity after Ragnarok Online, will now be available in 17
European countries through an agreement with Gamesrouter. Under this agreement,
Gravity granted Gamesrouter exclusive licensing and merchandising rights to distribute R.O.S.E Online in Europe.  Gamesrouter is a subsidiary of QGO, a
British BT Investment corporation, which currently services in Europe ‘The
Legend of Mir 3’ developed by Wemade Entertainment.

Through this agreement, R.O.S.E Online will be available in 17 European nations
(England, Norway, Sweden, Finland, Holland, Iceland, Gibraltar, Greece, Turkey,
Cypress, Malta, Poland, Denmark, France, Belgium, Switzerland and Luxemburg).

David Yoon, the CEO of Gravity commented, “We continue to roll out R.O.S.E
Online into these 17 nations as we work to build our market share worldwide.
We plan to leverage the ‘Korean Wave Syndrome’ in Eastern Asian online gaming markets with our R.O.S.E Online into the European online gaming market.”  We believe this should give us and our R.O.S.E. Online title a competitive advantage in the European online gaming market.”

About GRAVITY Co., Ltd.
Based in Korea, Gravity is a leading developer and distributor of online games worldwide.  The Company’s principal product, Ragnarok Online, is currently commercially offered in 20 markets.  Gravity also offers a number of mobile games, which are played using mobile phones and other mobile devices, participates in the production of a televised animation series, and licenses merchandizing of character-related products based on its online games. For more information visit www.gravity.co.kr.

Forward-Looking Statements:
Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of
Forward-looking statements generally can be identified by the use of forward-
looking terminology, such as “may,” “will,” “expect,” “intend,”
“estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words.  All forward-looking statements involve risks and uncertainties, including, but not limited to, the ability to diversify revenue, ability to collect license fees and royalty payments from overseas licensees and in a timely manner; ability to acquire, develop, license, launch, market or operate commercially successful online games;
competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; the ability to recruit and retain quality employees as Gravity grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, forward-looking statements. The forward-looking statements speak only as of the date of this release and Gravity assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

# # #

CONTACTS:
In Korea:
Kwan Shik Seo, CFO
Gravity Co. Ltd.
Tel: 82-2-516-5438(Ext. 314)
ksseo3311@gravity.co.kr

In the U.S.:
David Pasquale, EVP
The Ruth Group
Tel: +646-536-7006
dpasquale@theruthgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 06/20/2005	By:	/s/Kwan Shik Seo
	Name:	Kwan Shik Seo
	Title:	Chief Financial Officer